UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Hicks Acquisition Company II, Inc.
(Name of Issuer)

Common Stock, $.0001 par value per share
(Title of Class of Securities)

429090103
(CUSIP Number)

October 14, 2010
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 10 Pages)

______________________________
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 429090103	13G	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Highbridge International LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 425,000 shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 425,000 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 425,000 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.43%
12	TYPE OF REPORTING PERSON** OO

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 429090103	13G	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Highbridge Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 425,000 shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 425,000 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 425,000 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.43%
12	TYPE OF REPORTING PERSON** OO

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 429090103	13G	Page 4 of 10 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Glenn Dubin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 425,000 shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 425,000 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 425,000 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.43%
12	TYPE OF REPORTING PERSON** IN

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 429090103	13G	Page 5 of 10 Pages

Item 1 (a).	NAME OF ISSUER.

The name of the issuer is Hicks Acquisition Company II, Inc.

Item 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

The Company’s principal executive offices are located at 100 Crescent Court, Suite 1200 Dallas, TX 75201.

Item 2 (a).	NAME OF PERSON FILING

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE

Item 2(c).	CITIZENSHIP

Highbridge International LLC
c/o Harmonic Fund Services
The Cayman Corporate Centre, 4th Floor
27 Hospital Road
Grand Cayman, Cayman Islands, British West Indies
Citizenship:  Cayman Islands, British West Indies

Highbridge Capital Management, LLC 40 West 57th Street, 33rd Floor New York, New York 10019 Citizenship: State of Delaware

Glenn Dubin c/o Highbridge Capital Management, LLC 40 West 57th Street, 33rd Floor New York, New York 10019 Citizenship: United States

Item 2(d).	TITLE OF CLASS OF SECURITIES:

Common Stock, $.0001 par value per share (“Common Stock”)

CUSIP No. 429090103	13G	Page 6 of 10 Pages

Item 2(e).	CUSIP NUMBER:

429090103

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).
(f)	☐	Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F).
(g)	☐	Parent Holding Company or control person in accordance with Rule 13d-1(b)(ii)(G).
(h)	☐	Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	☐	Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box: ☒

CUSIP No. 429090103	13G	Page 7 of 10 Pages

Item 4.	OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

As of October 14, 2010, (i) Highbridge International LLC beneficially owned 1,000,000 shares of Common Stock and (ii) each of Highbridge Capital Management, LLC and Glenn Dubin may have been deemed the beneficial owner of the 1,000,000 shares of Common Stock beneficially owned by Highbridge International LLC.  Therefore, as of October 14, 2010, each of the Reporting Persons may have been deemed to beneficially own 5.83% of the outstanding shares of Common Stock of the Company (the foregoing percentage is based on the 17,142,857 shares outstanding as reported in the Rule 424(b)(1) prospectus filed by the Company on October 12, 2010).  Since October 14, 2010, the Reporting Persons sold a portion of their shares of Common Stock such that as of the date hereof, the Reporting Persons are not the beneficial owners of more than 5% of the shares of Common Stock of the Company.

As of the date of this filing, (i) Highbridge International LLC beneficially owns 425,000 shares of Common Stock and (ii) each of Highbridge Capital Management, LLC and Glenn Dubin may be deemed the beneficial owner of 425,000 shares of Common Stock beneficially owned by Highbridge International LLC.

Highbridge Capital Management, LLC is the trading manager of Highbridge International LLC.  Glenn Dubin is the Chief Executive Officer of Highbridge Capital Management, LLC.  The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of shares of Common Stock owned by another Reporting Person.  In addition, each of Highbridge Capital Management, LLC and Glenn Dubin disclaims beneficial ownership of shares of Common Stock held by Highbridge International LLC.

(b)	Percent of class:

The Company's Quarterly Report for the quarterly period ended September 30, 2010, filed on Form 10-Q on November 19, 2010, indicates that as of November 19, 2010, there were 17,464,286 shares of Common Stock outstanding.  As of the date of this filing (i) Highbridge International LLC may be deemed to beneficially own 2.43% of the outstanding shares of Common Stock of the Company and (ii) each of Highbridge Capital Management, LLC and Glenn Dubin may be deemed to beneficially own 2.43% of the outstanding shares of Common Stock of the Company.  The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of shares of Common Stock owned by another Reporting Person.

(c)	(i)	Sole power to vote or direct the vote: 0
	(ii)	Shared power to vote or direct the vote: See Item 4(a)
	(iii)	Sole power to dispose or direct the disposition: 0
	(iv)	Shared power to dispose or direct the disposition of: See Item 4(a)

CUSIP No. 429090103	13G	Page 8 of 10 Pages

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [X]

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

See Exhibit I.

Item 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

Item 10.	CERTIFICATION.

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits:

Exhibit I: Joint Filing Agreement, dated as of December 3, 2010, by and among Highbridge International LLC, Highbridge Capital Management, LLC and Glenn Dubin.

CUSIP No. 429090103	13G	Page 9 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  December 3, 2010

HIGHBRIDGE CAPITAL MANAGEMENT, LLC		HIGHBRIDGE INTERNATIONAL LLC
		By:	Highbridge Capital Management, LLC
its Trading Manager

By:	/s/ John Oliva
Name:	John Oliva	By:	/s/ John Oliva
Title:	Managing Director	Name:	John Oliva
		Title:	Managing Director

/s/ Glenn Dubin
GLENN DUBIN

CUSIP No. 429090103	13G	Page 10 of 10 Pages

EXHIBIT 1

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the shares of Common Stock, $.0001 par value per share, of Hicks Acquisition Company II, Inc., is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

DATED as of December 3, 2010

HIGHBRIDGE CAPITAL MANAGEMENT, LLC		HIGHBRIDGE INTERNATIONAL LLC
		By:	Highbridge Capital Management, LLC
its Trading Manager

By:	/s/ John Oliva
Name:	John Oliva	By:	/s/ John Oliva
Title:	Managing Director	Name:	John Oliva
		Title:	Managing Director

/s/ Glenn Dubin
GLENN DUBIN